UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Protocol and Justification Instrument of the Merger of Shares of Ibi
Participações S.A. entered into with Banco Bradesco S.A.

Banco Bradesco S.A., headquartered in Cidade de Deus, Prédio Vermelho, 4o andar, Vila Yara, Osasco, SP, CEP 06029-900, Corporate Taxpayers’ ID (CNPJ) # 60.746.948/0001 -12, with its charter filed at the Board of Trade of the state of São Paulo under #17.913, on 3.2.1943, Company’s Registration Number (NIRE) # 35.300.027.795, hereinafter simply referred to as Bradesco, hereby represented by its Officers, Messrs. Arnaldo Alves Vieira, Brazilian, widower, bank employee, identity card (RG) 4.847.312/SSP -SP, individual taxpayers’ register (CPF) 055.302.378/00, and Domingos Figueiredo de Abreu, Brazilian, married, bank employee, identity card (RG) 6.438.883/SSP -SP, individual taxpayers’ register (CPF) 942.909.898/53, both domiciled in Cidade de Deus, Vila Yara, Osasco, SP, CEP 06029-900; and Ibi Participações S.A., headquartered at Alameda Rio Negro, 585, Edifício Padauiri, Bloco “B”, 4o andar, conjunto 41, Barueri, SP, Corporate Taxpayers’ ID (CNPJ) # 00.982.219/0001 -33, with its charter filed at the Board of Trade of the state of São Paulo under Company’s Registration Number (NIRE) # 35.213.502.789, hereinafter simply referred to as Ibi Participações, hereby represented by its Officers, Messrs. Flávio Cesar Maia Luz, Brazilian, married, engineer, identity card (RG) # 3.928.435 -9 SSP/SP, individual taxpayers’ register (CPF) # 636.622.138 -34; and Pedro Holmes Monteiro Moreira, Brazilian, married, entrepreneur, holder of identity card (RG) # 22.704.818 -0 SSP/SP and enrolled in the individual taxpayers’ register (CPF) under # 195.803.608 -04, both domiciled at Alameda Rio Negro, 585, Ed. Padauiri, 5o andar, Barueri, SP, pursuant to Articles 224, 225 and 252 of Law # 6,404/76 and further amendments, enter into this “Protocol and Justification Instrument of Merger of Shares”, by means of which the operation of Merger of Shares of Ibi Participações’s Shareholders into Bradesco, with Ibi Participações becoming a wholly-owned subsidiary of Bradesco, shall be submitted to the examination and resolution of the Companies’ Shareholders, at the Extraordinary Shareholders’ Meetings of Bradesco and Ibi Participações to be held on 10.29.2009. Once the operation is authorized, it shall comply with the following terms:

1. the operation of merger of shares is aimed at enabling Bradesco to (i) directly assume the control of Ibi Participações, making it its wholly-owned subsidiary, and, as a result, (ii) indirectly assume the control of Panuco Participações S.A., Banco Ibi S.A. – Banco Múltiplo, Ibi Promotora de Vendas Ltda. and Ibi Corretora de Seguros Ltda. The operation is aimed at enabling the Companies to achieve the highest levels of competitiveness and productivity, by absorbing the expertise in a segment of great attractiveness for the banking activity, enhancing synergies existing between the two institutions;

Protocol and Justification Instrument of the Merger of Stocks of Ibi
Participações S.A. entered into with Banco Bradesco S.A.           .2.

2. the Managers of Bradesco and Ibi Participações ratify and approve, respectively, the appointment of PricewaterhouseCoopers Auditores Independentes, registered at the Regional Accounting Council (CRC) under # 2SP000160/O-5, and Ernst & Young Auditores Independentes, registered at the Regional Accounting Council (CRC) under # 2SP015199/O-6, respectively, as being responsible for the appraisals of their Equities at book value, and of BDO Trevisan Auditores Independentes, registered at the Regional Accounting Council (CRC) under # 2SP013439/O-5, as being responsible for the appraisals of the value of the shares of each of the Companies for the purpose of establishing the due exchange ratio, as follows: (i) in relation to Bradesco, taking into account the average intra-day daily quote of the common and preferred shares issued by Bradesco at the BM&FBOVESPA S.A. – the São Paulo Stock, Commodities and Futures Exchange (BM&FBOVESPA), at the 30 (thirty) trading sessions prior to the date of the present instrument; and (ii) in relation to Ibi Participações, taking into account the amounts established by the Parties based on the constant parameters of the appraisal report of its equity, appraised at its economic value. The shareholders of Bradesco and Ibi Participações shall ratify the appointment of the above-mentioned experts, as well as approve the terms of mentioned Appraisal Reports, pursuant to the relevant legislation, hereinafter referred to as the Appraisal Reports;

3. according to the specific Balance Sheets of the Companies, prepared on 7.31.2009, the following Book Shareholders’ Equities were determined: Bradesco - R$37,956,249,170.49; and Ibi Participações - R$925,151,382.25;

4. the Appraisal Reports were prepared taking into account: (i) in relation to

Bradesco, the appraisal criterion set forth under item 2 (i) above; and (ii) in relation to Ibi Participações, at its economic value, pursuant to its economic/financial information, with the Parties attributing, based on the appraisal reports, the following values to each of the Companies: Bradesco - R$91,868,160,462.79, net of treasury shares on 10.2.2009; and Ibi Participações - R$1,368,183,000.00;

Protocol and Justification Instrument of the Merger of Stocks of Ibi
Participações S.A. entered into with Banco Bradesco S.A.            .3.

5. the fully subscribed and paid-up Capital Stock of Ibi Participações totals R$924,316,310.00 (nine hundred twenty four million, three hundred sixteen thousand, three hundred and ten reais), divided into 924.316.310 (nine hundred twenty four million, three hundred sixteen thousand, three hundred and ten) registered common shares, with a par value of R$1.00 (one real) each;

6. the fully subscribed and paid-up Capital Stock of Bradesco totals R$23,000,000,000.00 (twenty three billion reais), divided into 3,069,869,800 (three billion, sixty nine million, eight hundred sixty nine thousand, eight hundred) book-entry, registered shares, with no par value, of which 1,534,934,979 (one billion, five hundred thirty four million, nine hundred thirty four thousand, nine hundred seventy nine) are common shares and 1,534,934,821 (one billion, five hundred thirty four million, nine hundred thirty four thousand, eight hundred twenty one) are preferred shares;

7. the operation shall be carried out on 10.29.2009, adopting the following share exchange ratio criteria:

a) the amount equivalent to R$1.480210817 per share was attributed to the shares of Ibi Participações, the object of transfer to Bradesco in this present operation of Merger of Shares, pursuant to item 4 above;

b) the amount equivalent to R$29.962765280 per share was attributed to the shares of Bradesco, calculated based on the average intra-day daily quote on the 30 (thirty) trading sessions of BM&FBOVESPA prior to the date of the present instrument, pursuant to items 2 and 4 above;

8. in view of the value of R$1.480210817 per share of Ibi Participações, and the value of R$29.962765280 per share of Bradesco, the exchange ratio shall be determined at the rate of 0.049401676 fraction of share of Bradesco for each share issued by Ibi Participações, to be allocated to the shareholders of Ibi Participações, with 0.024700839 fraction of common share and 0.024700837 fraction of preferred share. Therefore, it shall be allocated to Ibi Participações’s shareholders, in exchange for the shares owned by them, 45,662,775 new book-entry, registered shares, with no par value, of which 22,831,389 are common shares and 22,831,386 are preferred shares, representing the capital stock of Bradesco, in order to maintain the same proportion of common and preferred shares currently existing in the capital stock of Bradesco;

Protocol and Justification Instrument of the Merger of Stocks of
Ibi Participações S.A. entered into with Banco Bradesco S.A.            .4.

9. once the operation is approved, the Capital Stock of Bradesco shall be increased in the amount of R$1,368,183,000.00, based on the transaction value duly supported by the Appraisal Report indicated in item 4 above, increasing it from R$23,000,000,000.00 to R$24,368,183,000.00, through the issue of 45,662,775 new book-entry, registered shares, with no par value, of which 22,831,389 are common shares and 22,831,386 are preferred shares, allocated to the shareholders of Ibi Participações, in the proportion of the interests that they hold in Ibi Participações, with the Capital Stock of Bradesco being represented by 3,115,532,575 book-entry, registered shares, with no par value, of which 1,557,766,368 are common shares and 1,557,766,207 are preferred shares, with the resulting change in the main item of Article 6 of the Bylaws of Bradesco, which shall take effect with the following wording: “Article 6) The Capital Stock is R$24,368,183,000.00 (twenty four billion, three hundred sixty eight million, one hundred eighty three thousand reais), divided into 3,115,532,575 (three billion, one hundred fifteen million, five hundred thirty two thousand, five hundred seventy five) book-entry, registered shares, with no par value, of which 1,557,766,368 (one billion, five hundred fifty seven million, seven hundred sixty six thousand, three hundred sixty eight) are common shares and 1,557,766,207 (one billion, five hundred fifty seven million, seven hundred sixty six thousand, two hundred and seven) are preferred shares.”;

10. the shares to be issued by Bradesco and allocated to the shareholders of Ibi Participações shall have the following rights and advantages: Common shares - voting right and, in the event of public offering arising from the disposal of the Company’s control, the common shares that are not part of the controlling group shall be entitled to receive one 100% (hundred per cent) of the amount paid per common share owned by the controlling shareholders; Preferred shares – non-voting right; priority in the Capital Stock reimbursement, in the event of liquidation of the Company; dividends 10% (ten per cent) higher than those assigned to common shares; inclusion in the public offering arising from the disposal of the Company’s control, ensuring its owners the right to receive a price equal to 80% (eighty per cent) of the amount paid per common share that is part of the controlling group;

Protocol and Justification Instrument of the Merger of Stocks of Ibi
Participações S.A. entered into with Banco Bradesco S.A.           .5.

11. the shares held by the shareholders of Ibi Participações that, by applying the exchange ratio provided for in item 8, do not ensure the right to receive one share of Bradesco, shall be grouped and acquired by Bradesco. The price to be paid shall be of R$29.962765280 per share and the amount appraised shall be available to the shareholders of Ibi Participações, as of the date of approval of the operation by the Central Bank of Brazil, proportionally to the fraction they are entitled to receive;

12. the shareholders of Ibi Participações shall be entitled to withdraw from the Company, pursuant to the provisions of Articles 137, 230 and 252 of Law # 6,404/76, through the reimbursement of the book value, on the reference date of 7.31.2009, of R$1.000903449 per share, held by a shareholder of Ibi Participações on the date the Material Fact regarding the object of the operation is published, pursuant to Paragraph 1 of Item VI of said Article 137;

13. similarly, the shareholders of Bradesco, holders of common shares, shall be entitled to withdraw from the Company, pursuant to the provisions of Articles 137, 230 and 252 of Law # 6,404/76, through the reimbursement of the book value of their shares, on the reference date of 7.31.2009, of R$12.379416101 per common share, held by a shareholder of Bradesco on the date the Material Fact regarding the object of the operation is published, pursuant to Paragraph 1 of Item VI of said Article 137;

14. the shares of Bradesco to be allocated to the shareholders of Ibi Participações shall be fully entitled to dividends and/or interest on own capital to be declared as of the first business day immediately following the approval of the operation by the Central Bank of Brazil. They shall also be fully entitled to any advantages attributed to the other shares, as of said date;

15. the operation shall be submitted to the approval of the Central Bank of Brazil;

Protocol and Justification Instrument of the Merger of Stocks of Ibi
Participações S.A. entered into with Banco Bradesco S.A.            .6.

16. the management of Bradesco shall be responsible for carrying out any acts required for implementing the operation, and all costs and expenses arising from said implementation shall be funded by same;

17. the Appraisal Reports at book and economic/market values, with the Appraisal Reports at book value including the Balance Sheets of the Companies on the reference-date of 7.31.2009, are an integral part of the present “Protocol and Justification Instrument of Merger”.

In witness whereof, the parties execute this “Protocol and Justification Instrument of Merger” in 6 (six) counterparts of same form and content and for a single effect, before the witnesses below.

Cidade de Deus, Osasco, SP, October 5th, 2009.

_________________________________________________________________________________________________________
Banco Bradesco S.A.
Arnaldo Alves Vieira	Domingos Figueiredo de Abreu

_________________________________________________________________________________________________________
Ibi Participações S.A.
Flávio Cesar Maia Luz	Pedro Holmes Monteiro Moreira

Witnesses:

________________________________________________	________________________________________________
Ariovaldo Pereira	Dagilson Ribeiro Carnevali
RG 5.878.122/SSP-SP	RG 10.145.653/SSP-SP
CPF 437.244.508-34	CPF 032.509.788-76

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2009

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.